January 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Northern Genesis Acquisition Corp. II
Registration Statement on Form S-1
Filed December 23, 2020, as amended
File No. 333-251639

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Northern Genesis Acquisition Corp. II (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on January 12, 2021, or as soon thereafter as practicable, unless the Company or its counsel, Husch Blackwell LLP, request by telephone that such Registration Statement be declared effective at some other time.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 400 copies of the Preliminary Prospectus dated January 8, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
CIBC WORLD MARKETS CORP.
as representatives of the Underwriters

J.P. MORGAN SECURITIES LLC
By:	/s/ Ranga Kanthadai
Name: Ranga Kanthadai
Title: Vice President

BARCLAYS CAPITAL INC.
By:	/s/ Amit Chandra
Name: Amit Chandra
Title: Head of Natural Resources, Sustainable & Impact ECM

CIBC WORLD MARKETS CORP.
By:	/s/ Anthony Edwards
Name: Anthony Edwards
Title: Managing Director, Global Infrastructure & Power

[Signature Page to Underwriters’ Acceleration Request Letter]